TCG BDC II, Inc. 520 Madison Avenue, 40th Floor New York, New York 10022	Matthew Cottrell Secretary (212) 813-4900

October 6, 2017

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

VIA EDGAR

RE:	Rule 17g-1 Fidelity Bond Filing Information with Respect to Period Covering April 12, 2017 through April 12, 2018 for TCG BDC, Inc. (814-00995) and TCG BDC II, Inc. (814-01248)

Dear Sir or Madam:

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “Investment Company Act”), please find the following information with respect to TCG BDC, Inc. (“TCG BDC”) and TCG BDC II, Inc. (“TCG BDC II”) (each, a “Company” and collectively, the “Companies”). Please note for the Securities and Exchange Commission’s records, the following:

a.	A copy of the Companies’ executed Joint Fidelity Bond is enclosed under Exhibit 1;

b.	A copy of the resolutions from the April 12, 2017 meeting of TCG BDC II’s Board of Directors, at which a majority of Directors who were not considered “interested persons” within the meaning of the Investment Company Act approved the amount, type, form and coverage of the Joint Fidelity Bond, is enclosed under Exhibit 2;

c.	A copy of the Unanimous Written Consent signed by the Directors of each Company approving the agreement between each Company and all of the other named insureds entered into pursuant to paragraph (f) of Rule 17g-1 is enclosed under Exhibit 3;

d.	If the Companies were not participants in the Joint Fidelity Bond, they would have each maintained a single insured bond which would not have exceeded $2,500,000;

e.	The Joint Fidelity Bond will cover the period from April 12, 2017 through April 12, 2018;

f.	The premiums have been paid for the period from April 12, 2017 through April 12, 2018; and

g.	A copy of the agreement between each Company and all of the other named insureds entered into pursuant to paragraph (f) of Rule 17g-1 is enclosed under Exhibit 4.

Please contact me if you have any questions or require additional information.

Very truly yours,

/s/ Matthew Cottrell
Matthew Cottrell
Secretary

Enclosures